[redacted]

14047211

CM

SECURI 14047211 ON
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 28 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50696

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Citizens Investor Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4300 Six Forks Road
(No. and Street)

Raleigh (City) NC (State) 27609 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steve Bogaczyk (919) 716-7391
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes Goodman LLP
(Name – *if individual, state last, first, middle name*)

2501 Blue Ridge Road, Suite 500 (Address) Raleigh (City) NC (State) 27607 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CD 6/6/14

CD 6/6/14

OD 3/25/14

OATH OR AFFIRMATION

I, __Keith Walker____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _First Citizens Investor Services, Inc.____, as of __December 31_____________________________, 2013_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

Angela L Hughes
Notary Public
Wake County
State Of North Carolina

Angela L. Hughes
Notary Public

Keith W. Walker
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DIXON HUGHES GOODMAN LLP
Certified Public Accountants and Advisors

SEC
Mail Processing
Section
FEB 28 2014
Washington DC
404

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
First Citizens Investor Services, Inc.

In planning and performing our audit of the financial statements of First Citizens Investor Services, Inc. (the "Company"), as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Board of Directors and management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dixon Hughes Goodman LLP

Raleigh, North Carolina
February 26, 2014

FIRST CITIZENS INVESTOR SERVICES, INC.

(A WHOLLY OWNED SUBSIDIARY OF FIRST-CITIZENS BANK & TRUST COMPANY)

Financial Statements and Schedules

December 31, 2013

(With Independent Auditors' Report Thereon)

DIXON HUGHES GOODMAN LLP
Certified Public Accountants and Advisors

Independent Auditors' Report

Board of Directors
First Citizens Investor Services, Inc.

Report of the Financial Statements

We have audited the accompanying balance sheet of First Citizens Investor Services, Inc. (a wholly owned subsidiary of First-Citizens Bank & Trust Company) (the "Company") as of December 31, 2013, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit includes performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Citizens Investor Services, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

2501 Blue Ridge Road, Suite 500, Raleigh, NC 27607 | T 919.876.4546 | F 919.876.8680 | dhgllp.com

Other Matter

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1 and 2 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1 and 2 is fairly stated in all material respects in relation to the financial statements taken as a whole.

Dixon Hughes Goodman LLP

Raleigh, North Carolina
February 26, 2014

FIRST CITIZENS INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First-Citizens Bank & Trust Company)
Balance Sheet
December 31, 2013

Assets		
Cash, noninterest-bearing (note 3)	$	11,592,737
Cash, interest-bearing		2,600,000
Commissions receivable		262,120
Premises and equipment, net (notes 2 and 3)		249,965
Prepaid pension asset (note 5)		610,986
Other prepaid expenses		123,965
Deposit with clearing organization		100,000
Total assets	$	15,539,773
Liabilities and Stockholder's Equity		
Liabilities:		
Accrued salary expense	$	709,042
Deferred income tax liability (note 4)		277,287
Reserve for incentive plans		116,100
Due to Parent (note 3)		90,347
Other liabilities		595,489
Total liabilities		1,788,265
Stockholder's equity (note 6):		
Common stock, $1 par value. Authorized 50,000 shares; issued and outstanding 50,000 shares		50,000
Additional paid-in capital		450,000
Retained earnings		13,251,508
Total stockholder's equity		13,751,508
Total liabilities and stockholder's equity	$	15,539,773

See accompanying notes to financial statements.

FIRST CITIZENS INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First-Citizens Bank & Trust Company)
Statement of Operations
Year Ended December 31, 2013

Revenues:		
Commissions	$	24,191,858
Investment Advisory Fees		6,111,892
Other income		191,558
Total revenues		30,495,308
Expenses:		
Employee compensation and benefits (note 5)		19,424,882
Fees to clearing broker		462,280
Fees paid to Related Parties (note 3)		733,107
Occupancy expense (note 3)		713,737
Travel expense		498,699
Equipment expense (note 3)		330,663
Printing and office supplies		62,980
Telephone		34,217
Interest expense to Parent (note 3)		1,920
Other expenses		2,448,485
Total expenses		24,710,970
Income before income taxes		5,784,338
Income tax expense (note 4)		2,282,902
Net income	$	3,501,436

See accompanying notes to financial statements.

FIRST CITIZENS INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First-Citizens Bank & Trust Company)
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2013

	Common Stock		Additional Paid-In	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balance at December 31, 2012	50,000	$ 50,000	$ 450,000	$ 9,750,072	$ 10,250,072
Net income	-	-	-	3,501,436	3,501,436
Balance at December 31, 2013	50,000	$ 50,000	$ 450,000	$ 13,251,508	$ 13,751,508

See accompanying notes to financial statements.

FIRST CITIZENS INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First-Citizens Bank & Trust Company)
Statement of Cash Flows
Year Ended December 31, 2013

Operating Activities		
Net income	$	3,501,436
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation		169,838
Decrease in net commissions receivable		112,664
Decrease in prepaid pension asset		827,822
Decrease in other prepaid expenses		27,325
Increase in due to Related Parties		112,997
Decrease in deferred income tax liability		(386,170)
Decrease in accrued salary expense		(98,799)
Decrease in accrued incentive plan expense		(44,829)
Increase in other liabilities		312,153
Net cash provided by operating activities		4,534,437
Investing Activities		
Purchase of premises and equipment from related parties (Note 3)		(29,347)
Net cash used in investing activities		(29,347)
Increase in cash		4,505,090
Cash at beginning of year		9,687,647
Cash at end of year	$	14,192,737
Supplemental cash flow information:		
Income taxes paid to Parent	$	2,169,906
Interest payments to Parent		1,920

See accompanying notes to financial statements.

(1) Organization

First Citizens Investor Services, Inc. (Investor Services or the Company) was organized as a North Carolina corporation, and on January 26, 1994, it became a wholly owned subsidiary of First-Citizens Bank & Trust Company (the Parent) through the issuance of 50,000 shares of $1 par value common stock. The Parent is a wholly owned subsidiary of First Citizens BancShares, Inc. (BancShares), a financial holding company located in Raleigh, North Carolina. The Parent and other subsidiaries of BancShares are collectively referred to as "Related Parties".

Investor Services is a registered broker/dealer in securities with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission, a registered investment adviser, and a licensed insurance agency. The Company is an introducing broker-dealer that introduces brokerage accounts to a clearing agent that handles all the clearing activities. Revenue is earned through commissions and fees earned on transactions with its customers. The majority of Investor Services' customers are located in the southeastern United States.

(2) Summary of Significant Accounting and Reporting Policies

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America (US GAAP). The more significant of these policies used in preparing the Company's financial statements are described in this summary.

(a) *Premises and Equipment*

Premises and equipment (which primarily consist of leasehold improvements, furniture, fixtures, and equipment) are stated at cost less accumulated depreciation of $1,042,026 at December 31, 2013. For financial reporting purposes, depreciation is computed by the straight-line method over the estimated useful lives of the assets, which is generally from three to ten years.

(b) *Income Taxes*

The Company is included in the consolidated federal income tax return of BancShares, and computes its tax expense for federal income taxes using BancShares' federal income tax rate. A tax allocation arrangement exists between the Company and BancShares.

Deferred income taxes are recorded for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted rates expected to be in effect when such amounts are realized or settled.

2) Summary of Significant Accounting and Reporting Policies (Continued)

(c) *Commission and Investment Advisory Fee Revenue*

Commissions earned on sales and purchases of securities for customers are recorded on a settlement date basis, which does not differ materially from a trade date basis. Investment advisory fees are received quarterly and are recognized on an earned basis over term of the contract, based on the market value of assets under management.

(d) *Use of Estimates in Preparation of Financial Statements*

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements. Actual results could differ from those estimates.

(e) *Subsequent Events*

The Company evaluated the effect subsequent events would have on the financial statements through February 26, 2014, which is the date the financial statements were available to be issued.

(3) Transactions with Related Parties

Expenses discussed in this note are allocated under various methods determined by the Company and Related Parties and are subject to change.

Under an agreement with the Parent, Investor Services is charged interest at the prime rate for any outstanding balances Due to Parent. Such interest expense totaled $1,920 for the year ended December 31, 2013.

The Company pays a management fee to the Parent and an agreed-upon percentage of certain revenues generated by dual employees. Fees paid to Related Parties under these arrangements totaled $733,107 for the year ended December 31, 2013.

The Company pays occupancy and equipment expenses to the Parent. The Company's total occupancy expense and equipment expense to the Parent for 2013 was $713,737 and $330,663, respectively. During 2013, the Company purchased $29,347 of furniture and equipment from related parties, consisting primarily of computer hardware. These transactions were with the Parent at the net book value of the selling party.

At December 31, 2013, the Company had $11,592,737 in a noninterest bearing demand deposit account at the Parent. Due To Related Parties of $90,347 consists of various items paid by the Parent on behalf of the Company, such as income taxes and revenue allocation accruals and receivables per the Company's applicable contract with Related Parties.

(4) Income Taxes

The components of income tax benefit are as follows:

		2013
Current:		
Federal	$	2,202,652
State		466,420
Total current tax expense		2,669,072
Deferred:		
Federal		(309,766)
State		(76,404)
Total deferred tax benefit		(386,170)
Total tax expense	$	2,282,902

The income tax benefit for the period differed from the amount computed by applying the Parent's federal income tax rate of 35% to loss before income taxes because of the following:

Effective income tax rate reconciliation:

		Amount	Percent
Income tax expense at federal rate	$	2,024,518	35.00%
Increase in income taxes arising from:			
State income taxes, net of federal income tax benefit		253,510	4.38%
Other		4,874	0.09%
Total tax expense	$	2,282,902	39.47%

Deferred tax liabilities of $277,287 consist primarily of compensation-related temporary differences. No valuation allowance was deemed necessary on any deferred tax assets as management has determined it is more likely than not that future taxable temporary differences and the results of future operations will result in sufficient taxable income to realize the gross deferred tax assets.

Under US GAAP, the benefit of a position taken or expected to be taken in a tax return should be recognized when it is more likely than not that the position will be sustained based on its technical merit. There was no liability recorded for unrecognized tax benefits at December 31, 2013. The Company recognizes interest and penalties, if any, related to income tax matters in income tax expense. There was no amount recognized during 2013. The Company and the Parent are no longer subject to U.S. federal or state income tax examinations by tax authorities for years before 2010.

(5) Employee Benefit Plans

The Parent sponsors a noncontributory, qualified defined benefit pension plan (the Pension Plan) covering certain full-time employees, including employees of the Company who were hired before April 1, 2007 and who elected to remain in the defined benefit plan. Under the Pension Plan, benefits are based on years of service and average earnings. The Parent's policy is to fund amounts approximating the maximum amount that is deductible for federal income tax purposes. The Pension Plan's assets consist of investments in the Parent's common trust funds, which include listed common stocks and fixed income securities, as well as investments in mid-cap and small-cap stocks through unaffiliated money managers. Net periodic pension expense of $827,821was allocated to the Company on a pro-rata basis, based on the total pension expense for BancShares which was determined by an independent actuary. It is not the policy of the Parent to allocate the pension obligations of the consolidated entity to its participating subsidiaries. The allocation policies are determined by the Parent, and are subject to change. Prepaid pension cost of $610,986 represents cumulative contributions less the net periodic pension expense.

Certain employees are also eligible to participate in the Parent-sponsored defined contribution savings plan. At the end of 2007, current employees were given the option to either participate in the defined benefit plan and remain in an existing defined contribution savings plan or to join an enhanced defined contribution savings plan. In addition to the employer match of the employee contributions, the enhanced plan provides a guaranteed, discretionary contribution to plan participants if they remain employed at the end of each calendar year. During the year, the Company contributed a total of $747,900 to the defined contribution savings plans. The enhanced defined contribution savings plan is available for employees after completion of thirty-one days of consecutive service.

(6) Net Capital Requirements

Investor Services is a registered broker/dealer in securities with the FINRA. Investor Services is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) (the Rule), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital as defined by the Rule, shall not exceed 15 to 1.

At December 31, 2013, the Company had net capital, as defined, of $2,787,945 which was $2,537,945 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was 0.54 to 1.00.

(7) Fair Value of Financial Instruments

Investor Services' financial instruments are cash, commissions receivable, due from Related Parties, accrued salary expense, reserve for incentive plans and other liabilities. The carrying values of these on-balance sheet financial instruments approximate their fair values. Investor Services has no off-balance sheet financial instruments. Under US GAAP, fair value estimates are ranked on a three-tier scale based on the relative reliability of the inputs used in the valuation. Other than cash, the assets and liabilities of Investor Services are considered Level 3 since they are determined by reliance on significant unobservable inputs.

(8) Concentrations of Credit Risk

The Company maintains its cash on deposit at the Parent and with Pershing. The balances at the Parent are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The balances at Pershing, Inc. (the Company's third party clearing broker) are insured by the Securities Investor Protection Corporation (SIPC). The Company routinely maintains amounts on deposit in excess of the FDIC and SIPC insured limits. As of December 31, 2013, the Company held $11,592,737 on deposit with the Parent, of which $11,342,737 exceeded the FDIC insured limit. As of December 31, 2013, the Company held $2,600,000 on deposit with Pershing, of which the majority exceeded the SIPC insured limit.

(9) Contingencies

Although management is not aware of any legal actions against the Company as of December 31, 2013, the Company could be named as defendant in such action as a result of its normal business activities. Damage amounts associated with such potential claims are unknown at this time and no liability has been recorded by the company for such claims.

Schedule 1

FIRST CITIZENS INVESTOR SERVICES, INC.

(A Wholly Owned Subsidiary of First-Citizens Bank & Trust Company)
Computation of Aggregate Indebtedness and Net Capital
Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934
December 31, 2013

Aggregate indebtedness:		
Accounts payable and accrued liabilities	$	1,510,978
Net capital:		
Total stockholder's equity		13,751,508
Less non-allowable assets:		
Non-allowable cash		(9,740,054)
Prepaid pension		(610,986)
Premises and equipment, net		(249,965)
Fixed annuity receivable		(123,444)
Cash held at Pershing		(610)
Inactive account fee receivable		(62,539)
Prepaid expenses		(123,965)
Total non-allowable assets		(10,911,563)
Tentative net capital		2,839,945
Haircut adjustment		52,000
Net capital		2,787,945
Capital requirement		250,000
Excess net capital	$	2,537,945
Ratio - aggregate indebtedness to net capital		0.54

The above computations do not differ materially from the Company's computations, as shown in its FOCUS Report Form X- 17A-5, Part II-A, dated December 31, 2013.

See the accompanying Independent Auditors' Report.

FIRST CITIZENS INVESTOR SERVICES, INC.

(A Wholly Owned Subsidiary of First-Citizens Bank & Trust Company)
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2013

The Company is subject to the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company does not hold customer cash or securities. Checks are received in the name of the Company or the clearing agent and are immediately restrictively endorsed and deposited in a bank account of the clearing agent or product underwriter, as applicable. Securities received are forwarded overnight to the clearing agent. The Company fully introduces brokerage accounts to the clearing agent and the Company does not have balances which would be included in a reserve computation. Therefore, the reserve requirement under Rule 15c3-3 was $0 at December 31, 2013.

The above computation does not materially differ from the Company's computation, as shown in its FOCUS Report Form X-1 7A-5, Part II-A, dated December 31, 2013.

There are no liabilities subordinated to claims of creditors at December 31, 2013.

See the accompanying Independent Auditors' Report.

Supplemental Report

With respect to the

General Assessment Reconciliation (Form SIPC-7)

DIXON HUGHES GOODMAN LLP
Certified Public Accountants and Advisors

Independent Auditors' Report on Applying Agreed Upon Procedures Related to SIPC Assessment Reconciliation Required by SEC Rule 17a-5(e)(4)

To the Board of Directors
First Citizens Investor Services:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by First Citizens Investor Services (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2013 with the amounts reported in Form SIPC-7 for the period ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct, an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Dixon Hughes Goodman LLP

Raleigh, North Carolina
February 26, 2014

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended **12/31/2013**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

050696 FINRA DEC
FIRST CITIZENS INVESTOR 13*13
PO BOX 27131
RALEIGH NC 27611-7131

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Steven Bogaczyk (919) 716-7391

2. A. General Assessment (item 2e from page 2) $ 17,947

B. Less payment made with SIPC-6 filed (**exclude interest**) (8,442)
7/26/13
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 9,505

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 9,505

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $______

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

First Citizens Investor Services, Inc
(Name of Corporation, Partnership or other organization)

Steven F. Bogaczyk
(Authorized Signature)

SVP
(Title)

Dated the 28th day of January, 2014.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **1/1/2013** and ending **12/31/2013**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 30,495,311
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	22,695,598
(2) Revenues from commodity transactions.	6,034
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	462,280
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	152,512
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	23,316,424
2d. SIPC Net Operating Revenues	$ 7,178,887
2e. General Assessment @ .0025	$ 17,947
	(to page 1, line 2.A.)